                                                                      EXHIBIT 12



           STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED



                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS



                                             PRO-FORMA
                               PRO-FORMA      QUARTER       QUARTER
                               YEAR ENDED      ENDED         ENDED                       YEARS ENDED DECEMBER 31,
                              DECEMBER 31,   MARCH 31,     MARCH 31,     --------------------------------------------------------
                                  1993          1994          1994          1993        1992        1991        1990       1989
                             -------------- ------------  ------------   ----------   ---------   ---------   --------   --------
Determination of earnings:
  Income (Loss) before
    provision for income
    taxes....................   $ (127,200)   $ (2,856)     $ (5,400)    $ (137,400)  $ 192,900   $ 130,300   $ 66,200   $ 43,700
  Fixed charges..............       19,700       6,201         8,745         29,900      22,600      16,900     12,800     10,000
                             -------------- ------------  ------------   ----------   ---------   ---------   --------   --------
      Total earnings as
         defined.............     (107,500)      3,345         3,345       (107,500)    215,500     147,200     79,000     53,700
                             -------------- ------------  ------------   ----------   ---------   ---------   --------   --------
Fixed charges and other:
  Interest expense...........        8,300(1)      3,956(1)      6,500       18,500      14,700      12,000      9,800      7,800
  Interest portion of rent
    expense..................       11,400       2,245         2,245         11,400       7,900       4,900      3,000      2,200
                             -------------- ------------  ------------   ----------   ---------   ---------   --------   --------
    Fixed charges............       19,700       6,201         8,745         29,900      22,600      16,900     12,800     10,000
  Capitalized interest.......        9,500         102           102          9,500       6,400       2,700      1,400      1,700
                             -------------- ------------  ------------   ----------   ---------   ---------   --------   --------
      Total fixed charges and
         capitalized
         interest............       29,200       6,303         8,847     $   39,400   $  29,000   $  19,600   $ 14,200   $ 11,700
                                                                          =========    ========    ========    =======    =======
  Preferred stock
    dividends(2).............       30,000       7,500           308
                             -------------- ------------  ------------
Combined fixed charges and
  preferred stock
  dividends..................   $   59,200    $ 13,803      $  9,155
                             ============   ==========    ==========
Ratio of Earnings to
  Fixed Charges..............                                                N.M.(3)        7.4         7.5        5.6        4.6
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends............       N.M.(6)     N.M.(5)       N.M.(4)



The ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends is computed by dividing the sum of earnings before a provision for income taxes and fixed charges (excluding capitalized interest) by total fixed charges and capitalized interest or by the sum of total fixed charges and capitalized interest and preferred stock dividends. Total fixed charges and capitalized interest includes all interest (including capitalized interest) and the interest factor of all rentals, assumed to be one-third of consolidated rent expenses.



(1) Pro-forma interest expense assumes that the net proceeds of approximately $192 million from the issuance of preferred stock were received at the beginning of the respective periods and were used to repay bank loans with an average interest rate of 5.3%.



(2) Using the same assumptions in (1) above, preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements, assuming a statutory tax rate of 35%.



(3) Earnings are inadequate to cover fixed charges. The dollar amount of the deficiency at December 31, 1993 is $146.9 million. If the restructuring charges of $137.6 million were excluded from the calculation, the dollar amount of the deficiency would have been $9.3 million.



(4) Earnings are inadequate to cover fixed charges. The dollar amount of the deficiency at March 31, 1994 was $5.8 million.



(5) Earnings are inadequate to cover combined fixed charges and preferred stock dividends. The dollar amount of the pro-forma deficiency at March 31, 1994 was $10.5 million.



(6) Earnings are inadequate to cover combined fixed charges and preferred stock dividends. The dollar amount of the pro-forma deficiency at December 31, 1993 was $166.7 million. If the restructuring charges of $137.6 million were excluded from the calculation, the dollar amount of the pro-forma deficiency would have been $29.1 million.